POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

321 North Clark Street, Suite 2440

Chicago, IL 60654

December 20, 2022

VIA EDGAR

Attention:	William Demarest

Shannon Menjivar

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Power & Digital Infrastructure Acquisition II Corp. Form 10-K for the Year Ended December 31, 2021 Filed April 13, 2022 File No. 001-41151

Ladies and Gentlemen:

This letter sets forth the response of Power & Digital Infrastructure Acquisition II Corp. (the “Company”) to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated December 9, 2022, with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2021. Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Form 10-K for the Year Ended December 31, 2021

General

1.	Staff’s Comment:

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that our sponsor is not, is not controlled by, and does not have, substantial ties with a non-U.S. person. Notwithstanding the foregoing, the Company will revise its disclosure in future filings (beginning with its Annual Report on Form 10-K for the period ended December 31, 2022) to include disclosure reading substantially as follows:

Any Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent the consummation of a Business Combination. Such conditions or limitations could also potentially make the Company’s common stock less attractive to investors or cause our future investments to be subject to U.S. foreign investment regulations.

Investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 802, as amended, administered by the Committee on Foreign Investment in the United States (“CFIUS”).

Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective in 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).

All of our Sponsor’s managers and officers are U.S. citizens, and our Sponsor is not controlled by, and does not have substantial ties to, any “foreign person” such that a Business Combination would automatically be subject to CFIUS review. However, depending on the beneficial ownership of any prospective target company and the composition and governance rights of any investors in a private investment in public equity in connection with a Business Combination, a Business Combination could result in investments that would be considered by CFIUS to be covered investments or a covered control transaction that CFIUS would have authority to review.

To the extent that this occurs, CFIUS or another U.S. governmental agency could choose to review a Business Combination or past or proposed transactions involving new or existing foreign investors in the prospective target company, even if a filing with CFIUS is or was not required at the time of such transaction. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and agency practices are rapidly evolving, and in the event that CFIUS reviews a Business Combination or one or more proposed or existing investments by foreign investors in a prospective target company, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to a Business Combination or such investors. Among other things, CFIUS could seek to impose limitations or restrictions on, or prohibit, a Business Combination or investments by such investors. CFIUS could also order us to divest all or a portion of a target company if we had proceeded without first obtaining CFIUS clearance.

If a U.S. government entity, such as CFIUS, elects to review a Business Combination, the time necessary to complete such review of the Business Combination or a decision by such U.S. government entity to prohibit the Business Combination could prevent us from completing a Business Combination prior to June 14, 2023 (or September 14, 2023 or December 14, 2023, as applicable, if we elect to extend the period of time we have to complete an initial Business Combination as provided in our Amended and Restated Certificate of Incorporation). If we are not able to consummate a Business Combination by June 14, 2023 (or September 14, 2023 or December 14, 2023, as applicable), we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up. Finally, the Company’s public stockholders will not receive the benefit of any price appreciation of our public shares that might result from a Business Combination with a target company and lose the investment opportunity in such target company.

*****

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated December 9, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Debbie Yee, P.C., counsel to the Company, at (713) 836-3630.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

By:	/s/ James P. Nygaard, Jr.
Name:	James P. Nygaard, Jr.
Title:	Chief Financial Officer

Enclosures

cc:	Debbie Yee, P.C. (Kirkland & Ellis LLP)
Lance Hancock (Kirkland & Ellis LLP)

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